news release

ArcelorMittal Liege announces intention to permanently close coke plant and six finishing lines

Luxembourg, Thursday 24th January - 12:00 CET  - ArcelorMittal Liege today with regret informed the local works council of its intention to permanently close a number of additional assets due to a further weakening of the European economy and the resultant low demand for its products.

On 14th October 2011, ArcelorMittal Liege announced its intention to permanently idle the liquid phase due to structural over-capacity in Northern Europe.  It was envisaged that in the future Liege would focus on its downstream activities, operating five core lines and seven flexible lines.

Under the flexible model, which was rejected by unions, these lines would have operated at between 0 and 100% depending on market demand.  Regrettably, since October 2011, the economic outlook has further deteriorated.  Demand for steel in Europe dropped by a further 8 - 9% in 2012 and is now 29% below pre-crisis levels.  A number of key customers in the automotive sector have announced major restructuring projects at their plants.  As a result there is insufficient demand to support the running of these flexible facilities and no improvement is seen over the medium term.

Despite the closure of the blast furnaces, the Liege facility reported an EBIT loss of more than €200million for the 9 first months of 2012 and no improvement is foreseen in 2013 due to the continued weakness of the European market.  This is unsustainable on an on-going basis.

The company is therefore proposing that in order to respond to these structural market changes and further adapt to the reality of demand in Europe, the following six flexible lines need to be closed:

-	The hot strip mill in Chertal
-	One of the two cold rolling flows in Tilleur
-	Galvanisation lines 4 and 5 in Flémalle
-	Electrogalvanizing lines HP3 and 4 in Marchin

Separately organic coating line 2 in Ramet will be maintained only as a repairing line for the Combiline products.

Additionally, the company is proposing that the coke plant, which is no longer viable due to the excess supply of coke in Europe, also be permanently closed.

The company plans to continue to operate the five core lines which employ approximately 800 people. These five lines are strategic due to their dedicated high quality products, specialized processes and technological innovation.

The company recognises that this proposal will be very difficult for the local community as it affects approximately 1,300 people. It is committed to finding a socially acceptable solution for all those affected.  This will include discussions on all means to reduce social impact with Trade Union representatives, including the possibility of reallocation to other sites within the Group.

Bernard Dehut, CEO, ArcelorMittal Liege, said:
“We deeply regret that the economic situation has further deteriorated to the extent that the proposal of further closures at Liege has become necessary.  We recognise that this is a very difficult announcement for the employees at Liege, particularly coming so soon after the closure of the primary phase.  We had hoped that that closure would be adequate in terms of adapting to the reduced demand but given the continued lack of orders and overall weakness in the European economy, it has become increasingly apparent that further action is required if we are to stem the continued losses that the plant is reporting and return it to a sustainable basis. We would ask the unions to please agree to enter into a constructive dialogue with us to secure the future of the remaining facilities in Liege.”